UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Pegasystems Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

705573 10 3 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705573 10 3

1.	Name of Reporting Person: Social Security No. of Reporting Person: Alan Trefler N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 21,040,873 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 21,040,873 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,040,873 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 58.7%
12.	Type of Reporting Person (See Instructions) IN

Item 1	(a).	Name of Issuer Pegasystems Inc. (“Pegasystems”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices 101 Main Street Cambridge, MA 02142

Item 2	(a).	Name of Person Filing Alan Trefler

Item 2	(b).	Address of Principal Business Office or, if None, Residence The business address of the reporting person is: c/o Pegasystems Inc. 101 Main Street Cambridge, MA 02142

Item 2	(c).	Citizenship United States

Item 2	(d).	Title of Class of Securities Common Stock, $.01 par value per share (the “Common Stock”), of Pegasystems

Item 2	(e).	CUSIP No. 705573 10 3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) check whether the person filing is a: Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned: Alan Trefler is the beneficial owner of 21,040,873 shares of Common Stock.

(b) Percent of class: The 21,040,873 shares of Common Stock beneficially owned by Alan Trefler represent 58.7% of the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 21,040,873

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 21,040,873

(iv) Shared power to dispose or to direct the disposition of: 0

The foregoing percentages were calculated based on the 35,829,375 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q for Pegasystems filed on October 29, 2004.

Item 5.	Ownership of Five Percent or Less of a Class Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable.

Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.

Item 10.	Certification Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005	By:	/s/ Alan Trefler
Alan Trefler